January 14, 2002

Securities and Exchange Commission

40 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Preferred Income Fund Incorporated

We have read the letter (copy attached) dated January 8, 2002 from Robert T. Flaherty, Chairman of the Board of Preferred Income Fund Incorporated, which we understand will be filed in response to Item77-K of Form N-SAR and are in agreement with the statements concerning our firm contained therein.

Yours very truly,